

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 7, 2008

Mr. Frank R. Hallam
Chief Financial Officer
MAG Silver Corp.
Suite 328, 550 Burrard Street
Vancouver, British Columbia, CANADA V6C 2B5

> **Re:** **MAG Silver Corp.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed June 15, 2007**
> **File No. 1-33574**

Dear Mr. Hallam:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Chris White
Branch Chief